Exhibit 99.1

VCI GLOBAL ACQUIRES PROPRIETARY ARTIFICIAL INTELLIGENCE 3D MODELING PLATFORM

KUALA LUMPUR, Malaysia, December 18, 2023 (Globe Newswire) – VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, or the “Company”) today announced that it is acquiring a 51% stake in a special purpose vehicle (“SPV”) for CAD12.1 million. This investment is made in connection with the transfer by Nextech3D.AI Corporation (“Nextech3D.AI”) of the following assets into the said SPV, namely:-

1.	Nextech3D.AI’s proprietary artificial intelligence (“AI”) 3D modeling platform which comes with the technology, patents, know-how, proprietary information, and other intellectual property associated with the various e-commerce applications in connection with Nextech3D.AI’s 3D modelling business; and

2.	3D modeling contracts currently owned by Nextech3D.AI associated with its 3D modeling business.

Nextech3D.AI’s 3D modeling through its proprietary AI has received tremendous demand, and to date it has delivered over 50,000 3D models, and counting, to its customers in various e-commerce industries. This ‘over 50,000’ 3D models translated to a phenomenal two-fold increase from its end 2022’s total of 21,202 3D models delivered. The surge in demand for its 3D modeling services, in no small part, contributed to Nextech3D.AI’s 97% revenue growth, year on year, for the first nine months of 2023. Some of Nextech3D.AI’s prominent clients include Amazon, Procter & Gamble, Kohls, Kmart, William Wood Mirrors and Dyson, just to name a few.

Over the years, there has been an exponential increase in transforming 2D graphics into 3D, led by rising demand for 3D animations across mobile applications and games. 2D graphics generally lack the desired depth and are visually flat whilst 3D graphics are able to address the shortfalls of 2D graphics. The increasing demand is not only confined to mobile applications related segments but to other industries as well such as architecture and the vast medical field. 3D graphics provide users with more realistic depth and provide users with a better understanding of what is being shown.

3D models have already proven to be a sales growth driver for e-commerce related businesses, unlike the static 2D models. Nevertheless, the 3D modeling market has yet to experience full growth potential and vastly considered to be in its infancy stage where the market is expected to grow exponentially. Market analysts have projected the global 3D modeling market size at between US$1.3 billion to US$1.4 billion in 2022 while more importantly projected the market to grow by a compound average growth rate of up to 20% until 2030.

“We are ecstatic with the synergy and potential this acquisition will provide to say the least as this is a game changer for VCI Global. There will literally be infinite contents globally which need to go ‘3D’. That can only mean massive markets for us to capitalize on,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. The Company provides business and boardroom strategy services, investor relation services, and technology consultancy services. Its clients range from small-medium enterprises and government-linked agencies to publicly traded companies across a broad array of industries. VCI Global operates solely in Malaysia, with clients predominantly from Malaysia, but also serves some clients from China, Singapore, and the US.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

Issued by Imej Jiwa Communications Sdn Bhd on behalf of VCI Global Limited

For media queries, please contact:

Imej Jiwa Communications Sdn Bhd

Chris Chuah

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